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                                September 29, 2021

       Marc Lasky
       Chief Executive Officer
       Fernhill Corp
       3773 Howard Hughes Pkwy
       Suite 500s
       Las Vegas , NV 89169

                                                        Re: Fernhill Corp
                                                            Offering Statement
on Form 1-A
                                                            Filed September 9,
2021
                                                            File No. 024-11630

       Dear Mr. Lasky:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       General

   1. It is unclear how you intend to price the offering. We note the disclosure "at a price between $0.008-$0.04."
We note that Rule 251(d)(3)(ii) does not permit at the market offerings under
Regulation A. Please revise disclosure, as appropriate, throughout the offering circular to
indicate that the securities being offered will be sold at a fixed price.
   2. Rule 251(b)(3) provides that Regulation A is not available for issuers of securities that are development stage
companies that either have no specific business plan or purpose, or have indicated that
their business plan is to merge with or acquire an unidentified company or companies.
We note your disclosure that you intend to acquire, build and develop, businesses.
Please provide us with an analysis as to how you are eligible to conduct this offering
under Regulation A.
 Marc Lasky
Fernhill Corp
September 29, 2021
Page 2

        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,
FirstName LastNameMarc Lasky
                                                             Division of
Corporation Finance
Comapany NameFernhill Corp
                                                             Office of Real
Estate & Construction
September 29, 2021 Page 2
cc:       Jeff Turner, Esq.
FirstName LastName